Exhibit 99.5

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL EARNS STAKE IN RUAHA POWER

Dar es Salaam, Tanzania - September 24, 2014 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy investment company, today announced that it has acquired a 42.5% equity interest in Ruaha River Power Company Limited, a renewable energy power developer based in Dar es Salaam, Tanzania.

Established in 2013, Ruaha River Power Company Ltd. ("Ruaha Power") develops small to mid-sized power projects with the intent of acting as an independent power producer and distribution network operator of off-grid isolated mini-grids ("Mini-Grids"). Ruaha Power is committed to profitably developing and operating its Mini-Grids by selling electrical power directly to consumers at pre-pay meters in the vast underserved rural and small urban markets of Tanzania.

Ruaha Power has identified several suitable locations and market opportunities for its Mini-Grids made possible by attractive commercial tariffs and incentives offered by Tanzania's Rural Electrification Agency, a streamline permitting process offered by Tanzania energy regulator EWURA, and keen multi-lateral aid and investment interest. Tanzania is one of six African countries eligible for US$ 7 Billion in financial assistance under the five-year US Presidential initiative "Power Africa" announced by President Obama in June 2013 and increased to US$ 14 Billion following the African Leaders Summit in August 2014. Additionally, the Power Africa related "Beyond the Grid" initiative, a separate US$1 Billion fund was created by a group of 27 impact investors and private developers especially for investments in off-grid, small-scale energy solutions, and isolated Mini-Grids such as those planned by Ruaha Power.

Ruaha Power is currently developing a solar PV-diesel hybrid Mini-Grid at Malolo and a biomass-diesel hybrid Mini-Grid at Ulelingombe, both villages in central Tanzania. It is also conducting a feasibility study on a 25MW development of grid-connected generation capacity at potential run-of-river hydropower sites on Tanzania's Lukosi River.

The Company owns a 42.5% stake in Ruaha Power and is its single largest shareholder. A private American development company, Panafra owns 30% and two Tanzanian companies, Kastan Mining PLC and Kitonga Electric Power Company own 12.5% and 15% respectively. The Company earned its fully paid-up stake in Ruaha Power for its geotechnical evaluation and feasibility study work on Ruaha Power's Lukosi River hydropower project, performed by the Company from its Jakarta office.

The Company's Chairman and CEO, Richard L. McAdoo has been appointed a director on the five person board of Ruaha Power and he has also been named its Chairman. John Tate, an American CPA and long-time resident of Dar es Salaam is another director and Ruaha Power's CFO and resident operations manager. In addition, Mr. Tate is the CEO of Kastan Mining and the principal shareholder of Panafra.

Mr. McAdoo stated "We are excited about this new opportunity to establish operations in East Africa. We have had an interest in Tanzania since the announcement of the large gas finds off its southeastern coast near its border with Mozambique. We were delighted to join forces with John Tate and contribute our technical expertise to assist in launching this initial venture into the Tanzanian energy and power market. We have high expectations for Ruaha Power and its planned objectives in Tanzania as it pursues a pragmatic, commercial approach in making innovative small power developments for prosperous rural and isolated markets currently without access to a national power grid. We intend to apply the Ruaha Power expertise and experience to similar market opportunities in Indonesia and other rapidly developing countries around the Indian Ocean Rim."

On behalf of the Company,
Robert V. Rudman,
C.A. Chief Financial Officer

Source:	Continental Energy Corporation
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
Further Info:	Continental Energy Corporation - www.continentalenergy.com
Ruaha River Power Company Limited - www.ruahapower.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. Forward looking statements in this press release include Ruaha Power's commitment to profitably develop and operate its Min-Grids, its plans for the Malolo, Ulelingombe and Lukosi River projects and, the Company’s expectations of Ruaha Power's performance. There are many factors which may cause actual performance and results of these plans to be substantially different from the way they are described in these forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed the Company with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.